Hilton Group plc

03 NOV 26 AM 7:21

COMPANIES ACT 1985 ("THE ACT")
DISCLOSURE OF INTERESTS IN SHARES

HILTON GROUP PLC ("THE COMPANY") HAS TODAY RECEIVED NOTIFICATION FROM PUTNAM INVESTMENT MANAGEMENT, LLC AND THE PUTNAM ADVISORY COMPANY, LLC (TOGETHER "PUTNAM") PURSUANT TO PART VI OF THE ACT THAT IT NO LONGER HAS A NOTIFIABLE INTEREST IN THE ISSUED SHARE CAPITAL OF THE COMPANY.

[redacted]

03037690

SUPPL

PROCESSED
DEC 03 2003
THOMSON
FINANCIAL

dlw 11/26